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[LOGO]  THE ASSOCIATES

NEWS

Media:  Fred Stern         Investors:   Dianne Douglas
        972 652-4042                    972 652-7294
         Fredrick_stern@afcc.com         Dianne_douglas@afcc.com

             THE ASSOCIATES ANNOUNCES CANADIAN ACQUISITION

     DALLAS (February 10, 1998)-- Associates First Capital Corporation today announced that it has signed a definitive agreement to purchase Beneficial Canada Holdings Incorporated, the Canadian consumer finance subsidiary of Beneficial Corporation. The acquisition is subject to regulatory and corporate approvals. Terms were not disclosed.
     Beneficial Canada has 105 offices and C$1.1 billion in net receivables. The acquisition will significantly expand The Associates consumer finance network across Canada, according to Keith W. Hughes, the company's chairman and chief executive officer.
     "Beneficial has a branch distribution network that serves consumers in all 10 provinces. Its diverse portfolio and emphasis on quality service fit well with our existing consumer and commercial finance operations in Canada," Mr. Hughes said. "Beneficial has experienced management and an excellent employee base that we are pleased to welcome to our organization.
     The Beneficial portfolio includes mortgage loans, personal loans, private label credit card and sales finance receivables.
     The Associates has had lending operations in Canada for more than 20 years. It currently provides consumer and commercial financing in Canada, including the financing and leasing of trucks, heavy equipment and telecommunications equipment. In 1997, The Associates acquired Superior Acceptance Corporation, which added 91 offices to the consumer branch network.
     With the acquisition of Beneficial Canada, The Associates will have 635,000 customers and total net receivables of C$2.8 billion in Canada. It will be the largest foreign-owned diversified finance company in Canada.
     Associates First Capital Corporation (NYSE: AFS) is the largest publicly traded finance company in the United States, providing consumer and commercial finance, leasing and related services through 2,265 offices in the U.S. and internationally. Based in Dallas, it is a majority-owned subsidiary of Ford Motor Company.